CESP *Companhia Energética de São Paulo*

São Paulo, June 02, 2003 03 JUN -6 AM 7:21 CT/FFR/844/2003



03022405

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SUPPL

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a free translated copy of the Abstract of the Minutes of the Ordinary General Shareholders´ Meeting of this Company, published in the newspapers "Diário Oficial do Estado de São Paulo" on May 31 and "Gazeta Mercantil" on June 2, 2003.

Very truly yours,



Valmir Alves Gomes
Raising Funds Division Manager



Enclosure: 01

free translation

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
OPEN CAPITAL COMPANY
C.N.P.J. No. 60.933.603/0001-78
NIRE 35300011996

ORDINARY GENERAL SHAREHOLDERS´ MEETING

DATE AND TIME: April 24, 2003, 9:00 a.m. **PLACE**: CESP's Head Office at Alameda Ministro Rocha Azevedo, 25 – Esplanada Floor, São Paulo, SP. **CALL NOTICE**: Notice published on April 4, 5 and 8 in the newspaper "Diário Oficial do Estado" and on April 4, 7 and 8, 2003, in the newspaper "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over two-thirds of participation in the voting capital, according to the signatures in the Shareholders´ Book of Attendance, as for paragraph 1 of article 134 of the Law 6,404/76, Mr. Vicente Kazuhiro Okazaki, CFO and Investor Relations, Mr. Ivo Antonio Fuchs, Accountant General and the representatives of the Audit Committee, and Deloitte Touche Tohmatsu Independent Accountants. **BOARD**: Chairman – Carlos Pedro Jens; Secretary – Paulo Enéas Pimentel Braga. **AGENDA: a)** Management Report and Financial Statements as of the fiscal year of 2002; **b)** Allocation of Results of the fiscal year of 2002 and the non distribution of dividends; **c)** Election of the effective and alternate members of the Audit Committe; **d)** Establishment of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee. **CLARIFICATIONS**: **a)** The matters were duly considered by the State Capital Defense Council – CODEC, through Opinion No. 039/2003 dated 04/23/2003; **b)** The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law No. 6,404/76. **DELIBERATIONS**: **a) Management Report and Financial Statements as of the fiscal year of 2002:** The matter was favorably considered by Deloitte Touche Tohmatsu Independent Accountants, by the Board of Directors and by the Audit Committee of CESP. This matter was put to vote, resulting **unanimously approved**; **b) Allocation of Results of the fiscal year of 2002 and the non distribution of dividends:** The matter was favorably considered by the Board of Directors and Audit Committee of CESP and resulted **unanimously approved**. The proposal that the Board of Directors approved for the Allocation of Results, was the following: To consider the Net Loss stated in the Shareholders´ Equity and the non distribution of dividends regarding the fiscal year, as well as the absorption of part of the net loss for 2002 (after realization of unrealized profit reserve), in the amount of R$ 3,354 million, with the existing retained earnings and income reserves, based on article 189, sole pararaph of Federal Law N° 6,404/76, and with the special reserve for dividends, based on article 202, paragraph 5 of the Corporate Law; **c) Election of effective and alternate members of the Fiscal Committe:** The representative of the shareholder Fazenda do Estado de São Paulo appointed Antonio Carlos Figueiredo, Fernando Janotti Moreira and Raimundo Francisco Alencar Melo as effective members and Eulalia da Silva Santos, Maria Elizabeth Domingues Cechin and Vanildo Rolando Neubauer as alternate members. The representative of the shareholder Banco do Estado de São Paulo S/A – BANESPA, using the attributions granted by article

161, paragraph 4 and article 240 of Law Nr. 6,404/76, as a minor shareholder and holder of preferred shares of the Company, appointed Reginaldo Antonio Ribeiro and Pedro de Carvalho as effective members and Tatiana Malamud and Wilson Luiz Matar as alternate members. The representative of the State Street Emerging Markets, using the attributions granted by article 161, paragraph 4 and article 240 of Law Nº 6,404/76 as a minor shareholder and holder of preferred shares of the Company, approved and joined the vote of the Banco do Estado de São Paulo S/A – BANESPA, so appointing Reginaldo Antonio Ribeiro and Pedro de Carvalho as effective members, and Tatiana Malamud and Wilson Luiz Matar as alternate members. The Audit Committee is now composed as follows: <u>EFFECTIVE MEMBERS</u>: **ANTONIO CARLOS FIGUEIREDO**, Brazilian, married, administrator, Identity Card (RG) Nº 3,145,753-8, Taxpayer Card (CPF/MF) Nº 057,704,838-49, resident and domiciled at Avenida Giovanni Gronchi, 6675, apartment 21, São Paulo – SP; **FERNANDO JANOTTI MOREIRA**, Brazilian, married, administrator, Identity Card (RG) Nº 5,534,947, Taxpayer Card (CPF/MF) Nº 791,158,298-04, resident and domiciled at Rua Dr. Rui Batista Pereira, 95, São Paulo – SP; **RAIMUNDO FRANCISCO ALENCAR DE MELO**, Brazilian, legally separate, lawyer, Identity Card (RG) Nº 6,321,166, Taxpayer Card (CPF/MF) Nº 878,556,668-34, resident and domiciled at Rua Bandeirantes, 146, apartment 13, São Paulo – SP; **REGINALDO ANTONIO RIBEIRO**, Brazilian, married, economist, Identity Card (RG) Nº 18,108,147-7, Taxpayer Card (CPF/MF) Nº 091,440,778-31, resident and domiciled at Rua Paracatu, 553, apartment 72, São Paulo – SP; **PEDRO DE CARVALHO**, Brazilian, legally separate, accountant, Identity Card (RG) Nº 6,125,375-3, Taxpayer Card (CPF/MF) Nº 447,654,108-97, resident and domiciled at Rua Francisco Leitão, 474, apartment 22, São Paulo – SP. <u>ALTERNATE MEMBERS</u>: **EULALIA DA SILVA SANTOS**, Brazilian, married, accountant, Identity Card (RG) Nº 10,674,318, Taxpayer Card (CPF/MF) Nº 008,748,758-62, resident and domiciled at Avenida Parada Pinto, 737, apartment 122, São Paulo – SP; **MARIA ELIZABETH DOMINGUES CECHIN,** Brazilian, married, economist, Identity Card (RG) Nº 1,354,466, Taxpayer Card (CPF/MF) Nº 288,153,271-34, resident and domiciled at Avenida Cidade Jardim, 411, apartment 132, São Paulo – SP, **VANILDO ROLANDO NEUBAUER**, Brazilian, married, lawyer, Identity Card (RG) Nº 6,759,053, Taxpayer Card (CPF/MF) Nº 603,327,868-20, resident and domiciled at Rua Alves Guimarães, 689, apartment 13, São Paulo – SP, **TATIANA MALUMUD**, Brazilian, divorced, lawyer, Identity Card (RG) Nº 07,670,520-1, Taxpayer Card (CPF/MF) Nº 003,955,667-03, resident and domiciled at Rua Leopoldo Couto Magalhães Junior, 1300, apartment 21, São Paulo – SP; **WILSON LUIZ MATAR**, Brazilian, married, civil engineer, Identity Card (RG) Nº 9,928,569, Taxpayer Card (CPF/MF) Nº 042,307,498-99, resident and domiciled at Rua Tomás Carvalhal, 540, apartment 31, São Paulo – SP. The councilmembers elected shall present a list of documents as required by the Corporate Law and by other rules applicable to the species, especially those of article 162 of Federal Law Nº 6,404/76, as well as shall follow what is provided for in State Decree Nº 43,199/98. Regarding their terms of office, they shall hold their positions until the next Ordinary General Shareholders´ Meeting. We point out that, in the absence of the effective member, his alternate shall be called and receive his remuneration; **d) Establishment of the remuneration of the members of the Executive Committee, Board of Directors and Fiscal Committee:** The establishment of the monthly remuneration of the members of the Board of Directors, Audit Committee and Executive Committee of the Company was **unanimously approved**, according to the values and criteria set by CODEC. If any Executive Officer perform simultaneous positions, he shall get paid just once. The members of the Board of Directors shall get a remuneration per meeting corresponding to 0.1 (one tenth) of the remuneration paid to the Chief Executive Officer and

President of the Company, up to the limit of 2 (two) remunerated meetings per month, according to article 7 of Deliberation CODEC Nº 01/91. The members of the Audit Committee shall receive a monthly payment of 0.1 (one tenth) of the monthly average payment of the Executive Committee members, as set forth by CODEC, limited to one monthly paid meeting, since their presence is confirmed. As provided for in article 4 of the Deliberation CODEC Nº 01/91, an annual monetary compensation may be granted to the members of the Executive Committee, Board of Directors and Audit Committee of the Company. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES:** as the floor was no longer requested, the Chairman closed the Ordinary General Shareholders´ Meeting requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Carlos Pedro Jens, Chairman; Paulo Enéas Pimentel Braga, Secretary; Mario Engler Pinto Junior, for Fazenda do Estado de São Paulo; Daniel Alves Ferreira, for State Street Emerging Markets; Antonia Lopes da Silva, for Banco do Estado de São Paulo S.A. – BANESPA; Antônio Bastos Filho, for Companhia do Metropolitano de São Paulo – METRÔ; José Roberto Pinheiro Franco, for Companhia de Saneamento Básico de São Paulo – SABESP; José Francisco Grecco, for Departamento de Águas e Energia Elétrica – DAEE; and Sérgio Luiz Marques Cadima, for Banco Nossa Caixa S/A.

São Paulo, April 24, 2003.

(s)Carlos Pedro Jens
Chairman

(s)Paulo Enéas Pimentel Braga
Secretary